Filed by GBC Bancorp
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                   Commission File No.:  0-16213
                                                   Subject Company:  GBC Bancorp


[LOGO] CATHAY BANK            [LOGO] GENERAL BANK



INVESTOR CONTACTS
Monica Chen
Cathay Bancorp, Inc.
(213) 625-4749

John Getzelman
GBC Bancorp
(213) 972-4293

ASIAN-AMERICAN MEDIA CONTACT
James P. Lin
Cathay Bank
(213) 625-4713

FINANCIAL MEDIA CONTACT
James Lucas/Daniel Hilley
Abernathy MacGregor Group
(213) 630-6550



                  Cathay Bancorp, Inc. and GBC Bancorp to Merge
            Creates Largest Bank Focused on Asian-American Community

     Los Angeles - May 7, 2003 - Cathay Bancorp, Inc. (Nasdaq: CATY) today announced that it has signed a definitive agreement by which GBC Bancorp (Nasdaq: GBCB) will be merged into Cathay Bancorp, Inc., the name of which will be changed to Cathay General Bancorp. Simultaneously, General Bank will be merged into Cathay Bank.

     The transaction is valued at approximately $450 million, or $37.95 per GBCB share, as of the close of market on May 6, 2003. GBC Bancorp shareholders in aggregate will receive their consideration in approximately 64 percent stock or
6.75 million shares, and 36 percent cash or $162.4 million.

     The merger, approved by the boards of directors of both companies, creates the largest full-service bank catering to Asian-American business and retail customers in key U.S. markets.

     "This combination should benefit shareholders of both companies and it should significantly strengthen our domestic and international banking platform, creating the leading franchise - and clear bank of choice - for Asian-American business and retail customers as well as for companies engaged in Pacific Rim commerce," said Dunson K. Cheng, Ph.D., Chairman, President, and Chief Executive Officer of Cathay Bancorp, Inc. "This gives us the size and scale to grow and better serve our large and attractive customer niche. It also positions us to capitalize on the increasing pace of Pacific Rim trade."

     Both banks focus their branches and staff on the U.S. communities that are home to a significant portion of the more than 11 million Asian-Americans nationwide. In addition, the combination will enhance both banks' infrastructure and relationships overseas, better equipping the combined bank to serve businesses that are engaged in Pacific Rim trade. This is a growing opportunity, with China's share of all imports into the United States now at 11 percent. The combined bank would have an extensive branch network in Northern and Southern California, a branch presence in New York, Texas,

Massachusetts and Washington, and overseas representative offices in Hong Kong, Shanghai and Taipei.

CATHAY BANCORP, INC. EXPECTS DEAL TO BE IMMEDIATELY ACCRETIVE

     Cathay Bancorp, Inc. expects the transaction to be immediately accretive and 5 percent accretive to earnings per share in 2004. The two companies have identified areas of cost savings - including potential branch and staff consolidation. They expect to achieve a 16 percent pro-forma cost reduction for the combined companies to be phased in over 18 months. Although the companies have identified opportunities for revenue enhancements, these projections do not reflect these growth opportunities.

     Cathay Bancorp, Inc. anticipates a one-time pre-tax restructuring charge related to the combination of approximately $20 million, to be reflected at the time of closing. In addition, GBC Bancorp anticipates recording a non-cash compensation expense of approximately $9 million in the second quarter; this is associated with previously disclosed employee stock option awards that are triggered by the signing of the definitive merger agreement. GBC Bancorp also anticipates that the result of the entries will be an approximate increase of shareholders' equity of $1 million from the anticipated tax benefit. These non-cash charges were not reflected in the earnings guidance provided by GBC Bancorp after the first quarter of 2003.

     The merger is expected to close during the fourth quarter of 2003, and is subject to various approvals including the approval of both companies' shareholders and regulatory authorities.

     Cathay Bancorp, Inc. will expand its 11-member board to include three current GBC Bancorp board members. Cheng said the Cathay management team will include Peter Wu, Ph.D., President and CEO of GBC Bancorp, who will have the title of Executive Vice Chairman and Chief Operating Officer. The chief executive officers of the two companies will be members of an Office of the President/CEO that will be formed to manage the combined company. The holding company will remain headquartered in Los Angeles.

     "Our two institutions share very similar attributes. We both have a philosophy of maintaining a highly efficient operation and a commitment to emphasize commercial lending and trade finance. Although we have competed for decades, many of our employees also have had past ties to both banks, and Dunson Cheng and I have known each other more than 20 years. We have always respected each other immensely and we are certain our two banks will fit together well as we unite to provide even better service to our communities," said Peter Wu.

     The new bank is expected to have assets of $5.4 billion based on pro forma data as of March 31, 2003 and, based on Cathay Bancorp, Inc.'s closing stock price on May 6 of $42.66, it would have a combined market capitalization of $1.1 billion, making it the second largest independent bank headquartered in Los Angeles.

INTEGRATION PLANS

     Cathay Bancorp, Inc. said it is developing detailed integration plans that will focus on retaining the employees, systems, and business practices that will allow the new company to best serve its customers. Further, Cathay Bancorp, Inc. said it is preparing to take steps to help ensure retention of both banks' valued customers.

     Cathay Bancorp, Inc., as part of its due-diligence review prior to the signing of the merger agreement, reviewed General Bank's major loans and approximately 65 percent of the aggregate General Bank loan portfolio by value. Cathay Bancorp, Inc. will complete a review of the General Bank loan portfolio before the closing.

     "As General Bank has already refocused its lending on its traditional markets and customers, we expect a smooth transition for the combined bank's lending practices to conform to Cathay Bank's underwriting and credit management criteria going forward," said Cheng. "Cathay Bank has sustained sound credit quality for decades, with non-performing assets-to-gross loans plus other real estate owned at 0.35 percent as of March 31, 2003. Based on our extensive due diligence, we are confident that the pro forma credit quality will be sound."

     Management believes the banks' technology platforms are highly compatible, and plans to integrate both technology systems by mid-2004. Upon completion of the merger, the similar technology systems will allow Cathay Bank to offer General Bank customers new services swiftly.

BENEFITS TO CUSTOMERS, EMPLOYEES, AND COMMUNITY

     "General Bank customers will benefit from the addition of an ATM network, a broader menu of retail services such as mortgage loans, equity lines, and asset management, as well as a strong commitment to business banking, with services that include foreign exchange, international wire-transfers, internet banking and cash management services, and internet-enabled letter-of-credit systems," said Wu. "The combined bank will be large enough to meet regulatory requirements necessary to pursue a branch in Taipei."

     Added Cheng, "During the process of integration, we will be intensely focused on customer service and personal relationships. Our banks gain a significant advantage from the strength of our existing customer relationships, and we're confident that our employees will continue the excellent job they've been doing."

     "Employees should know that a larger bank, focused on growth, can offer them significant career opportunities and benefits over the longer-term," said Cheng.

     The combined Cathay General Bancorp will continue to support charities and the communities in which the two banks currently operate. Cathay Bank and General Bank have strong track records in their communities, and each has been recognized for community contributions and service. The combined bank intends to maintain similar levels of charitable donations of both Cathay Bank and General Bank.

              CATHAY BANCORP, INC./ GBC BANCORP MERGER AT-A-GLANCE

(Q1-03 / $ millions)         Cathay            GBC          Pro forma
Market Capitalization          $774         $450(1)          $1,062(2)
---------------------        ------         -------         ----------
Total assets                  2,913          2,507              5,420
Total deposits                2,416          1,914              4,330
Total loans                   1,955          1,261              3,216
Branches                         24             21                 45

(1)      Based on transaction value of $450 million.
(2)      Based on 6.75 million shares to be issued to GBC shareholders.

     Credit Suisse First Boston served as financial advisor for Cathay Bancorp, Inc. and Lehman Brothers served as financial advisor to GBC Bancorp.

     Cathay Bancorp, Inc. is the one-bank holding company for Cathay Bank, a California state-chartered bank. Cathay Bank was founded in 1962, the oldest Chinese-American bank in Southern California, and offers a wide range of financial services. Cathay Bank now operates twelve branches in Southern California, eight in Northern California, three in New York State, one in Houston, and representative offices in Hong Kong and Shanghai, China. In addition, Cathay Bank's subsidiary, Cathay Investment Company, maintains an office in Taipei.

     GBC Bancorp is a one-bank holding company for General Bank, a California state-chartered bank that commenced operations in March 1980. General Bank serves individuals and small to medium-sized businesses through 18 branch offices located in the greater Los Angeles, San Diego, and Silicon Valley areas of California, a branch office in the state of Washington and two branches in Massachusetts. In addition, the Bank's subsidiary, GBC Investment & Consulting Company, Inc., maintains an office in Taipei.

CONFERENCE CALL AND WEBCAST

     Note: Cathay Bancorp, Inc. and GBC Bancorp will discuss today's announcement with analysts and investors on a conference call this morning, May 7, at 10:00 a.m. Eastern Daylight Time. To participate in the question and answer session, analysts and investors may dial into the call at (800) 201-1027, and international callers may dial (706) 679-7393. A listen-only live broadcast of the call also will be available on Cathay Bank's website at www.cathaybank.com and General Bank's website at www.generalbank.com, or at the following link: http://www.firstcallevents.com/service/ajwz381589357gf12.html.
Also on both companies' websites is a copy of this news release and an investor slide presentation, which management will review on the call. A replay of the call will be archived on the websites and available shortly after the call.

SAFE HARBOR FOR FORWARD LOOKING LANGUAGE AND OTHER NOTICES

     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by their use of forward-looking terminology such as "creates," "believes," "benefits," "intends," "expects," and "pro forma" and similar words. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing of the merger; the expected benefits and synergies of the merger; the ability of the companies to successfully retain key personnel, maintain customer relationships and integrate their businesses after the merger; the ability to obtain necessary shareholder and regulatory approvals; and the prospects and future growth of the markets served by the companies. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected for both companies. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, factors discussed from time to time in reports filed by Cathay Bancorp, Inc. and GBC Bancorp with the Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date hereof and Cathay Bancorp, Inc. and GBC Bancorp do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

     Cathay Bancorp, Inc., GBC Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp, Inc. and GBC Bancorp in connection with the proposed merger. Information about the directors and executive officers of Cathay Bancorp, Inc. and their ownership in Cathay Bancorp, Inc. stock can be found in the proxy statement for Cathay Bancorp, Inc.'s 2003 annual meeting of stockholders. Information about the directors and executive officers of GBC Bancorp and their ownership in GBC Bancorp stock can be found in the proxy statement for GBC Bancorp's 2003 annual meeting of shareholders. You may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus described below when it becomes available.

     In connection with the proposed merger, Cathay Bancorp, Inc. and GBC Bancorp will file certain materials with the SEC, including a Registration Statement on Form S-4 containing a proxy statement/prospectus. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC's website at www.sec.gov. You may obtain from us free copies of our reports, proxy statements and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger.

     Requests for documents relating to Cathay Bancorp, Inc. should be directed to Cathay Bancorp, Inc., 777 N. Broadway, Los Angeles, CA 90012, Attention:
Investor Relations (213) 625-4749. Requests for documents relating to GBC Bancorp should be directed to GBC Bancorp, 800 West Sixth Street, Los Angeles, California 90017, Attention: Investor Relations (213) 972-4293.